*AB 3/25



13031411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traversi Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

Traversi Capital Advisors, LLC

Statement of Financial Condition

As of December 31, 2012

"Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934"

Table of Contents

RBSM LLP
Accountants & Advisors

101 Larkspur Landing Circle
Suite 311
Larkspur, California 94939
www.rbsmllp.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Traversi Capitals Advisors, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Traversi Capital Advisors, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Traversi Capital Advisors, LLC as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ RBSM LLP

Larkspur, California
February 26, 2013

Traversi Capital Advisors, LLC

Statement of Financial Condition

	As of December 31, 2012
Assets	
Cash	$ 134,870
Prepaid expenses	10,967
Total assets	$ 145,837
Liabilities and member's equity	
Accounts payable and accrued liabilities	$ 410
Member's equity	145,427
Total liabilities and member's equity	$ 145,837